February 8, 2007

Ms Tia L. Jenkins
Senior Assistant Chief Accountant
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:       Boulder Capital Opportunities II, Inc. (the Company)
Form 10-KSB for the Fiscal Year ended December 31, 2005
Form 10-QSB for the Fiscal Quarter ended March 31, 2006
File Number: 0-21847

Dear Ms. Jenkins;

This letter is provided in connection with your July 18, 2006 comment to the Company. In connection with the response to these comments, the Company represents the following:

    The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact our counsel, David Wagner, at (303)793-0304. For accounting comments, please contact Ms. Peggy Gardner at (720) 732-6864.

Boulder Capital Opportunities II, Inc.

By:	/s/ Michael J. Delaney
Chief Executive Officer Chief Financial Officer